Exhibit 99.2

Evogene Reports Fourth Quarter and Full Year 2017 Financial Results

Conference call and webcast, today at 9:00 am Eastern Time

Rehovot, Israel – February 28, 2018 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets through the use of a unique Computational Predictive Biology (CPB) platform, announced today its financial results for the fourth quarter and full year ending December 31, 2017.

Ofer Haviv, Evogene's President and CEO, stated: “2017 was an important inflection point in our Company’s development as we began to see the initial fruits of our pioneering research and development efforts over the past few years.  By year end, we had established robust product pipelines with strong industry alliances in each of our Agricultural divisions- Ag-Seeds, Ag-Biologicals and Ag-Chemicals. In addition, we initiated our first entry into human therapeutics with the establishment of our subsidiary Biomica, alongside our existing subsidiary - Evofuel.

“The next step in our corporate strategy and roadmap is to further develop each of these current market focused activities into “stand-alone” units, including their own R&D teams which have full access to utilize the CPB infrastructure for their market area.  This led us to establish a new corporate structure being implemented earlier this year, with the result that each of our three agriculture divisions and our two subsidiaries is now operating under the direction of its own general manager and business development staff.

“We are already seeing the advantages of this new structure as we aggressively pursue both internal programs and collaborations in these separate and distinct market areas. In addition, this stand-alone presentation should also make the individual value of each division – and therefore Evogene as a whole - clearer as each has comparable tier companies focusing in that market area.

“In order to accelerate the progression into full stand-alone units, in 2018 I would like to see each general manager and his team continue to aggressively develop their product pipeline towards commercialization as well as form additional collaborations with industry leaders. We look forward to reporting our continuing progress during 2018.”

More information about the above is provided in a CEO Letter to Shareholders issued today which can be found on our website.

Key Evogene highlights for 2017 included:

Ag-Seeds Division:

•
Yield and environmental stress Collaboration with Monsanto:  Evogene has successfully completed the gene discovery phase, and the collaboration is now focused on progressing selected gene candidates through additional testing in Monsanto’s product development pipeline in corn and soy.

•
Disease Resistance Collaboration with Monsanto: An important milestone was achieved in our Fusarium collaboration with Monsanto, with Evogene genes showing resistance to Fusarium in model plants. The top prioritized genes are advancing to tests in Monsanto’s corn pipeline.

•	Collaboration with Rahan Meristem: The collaboration achieved positive results in 2nd year field trials for Black Sigatoka resistant bananas, which are now being leveraged through genome editing.

Ag-Biologicals Division:

•
Bio-Stimulant collaboration with DuPont-Pioneer: Evogene entered a collaboration with DuPont-Pioneer to bring to market, in a broad acre approach, bio-stimulant coated corn seeds. This collaboration is based on the achievements of an internal product program for bio-stimulants. The next step in the collaboration will be field tests undertaken by DuPont-Pioneer.

•
In January 2018, Evogene announced positive results in a second year field trial conducted by Evogene in 2017. The tested bio-stimulant seed treatments demonstrated up to 20% increases in corn yield under moderate drought conditions.

Ag-Chemicals Division:

•	Novel herbicide collaboration with BASF: The collaboration is progressing according to plan.

•
Internal novel Mode-of-Action herbicide program: Evogene continued to integrate product development criteria to optimize 10 validated chemical compounds, computationally predicted to inhibit 8 Evogene discovered herbicidal protein targets. In February 2018, Evogene announced an important step in the advancement of this program: positive results with multiple ‘families’ of Evogene predicted chemical compounds demonstrating improved herbicidal effectiveness in lab and greenhouse experiments.

•	Initiation of internal novel insecticides product program focusing on key nerve & muscle targets.

Evofuel (wholly owned subsidiary) - focused on development and commercialization of castor seeds:

•	Evofuel together with its partner achieved a breakthrough in terms of mechanical harvesting capabilities, which has been a major bottleneck in the commercialization of castor seeds.

Biomica (subsidiary) - focused on the discovery and development of human microbiome-based therapeutics:

•	During 2017 Biomica was established by Evogene together with co-founder Prof. Yehuda Ringel, Biomica CSO, Chief Division of Gastroenterology and Hepatology at Meir Medical Center, Israel.

•	In February 2018, Evogene announced the appointment of Dr. Elran Haber as CEO of Biomica.

Financial results for the period ending December 31, 2017

Cash Position:  As of December 31, 2017, the Company had $71.8 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of $4.1 million for the fourth quarter and $16.4 million for full year ending December 31, 2017. The Company does not have bank debts.

Assuming the currently expected course of business and no new revenue sources from existing or new collaborations, in 2018 Evogene expects net cash usage of $14 to $16 million.

Revenues primarily consist of research and development payments, reflecting R&D cost reimbursement under certain of our collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products.

Revenues for the full year of 2017 were $3.4 million, in comparison to $6.5 million in the full year of 2016. Revenues for the fourth quarter of 2017 were $0.7 million, in comparison to revenues of $1.2 million for the fourth quarter in 2016. The decline in revenues reflects the net decrease in research and development cost reimbursement, in accordance with the work plans under Evogene's various collaboration agreements. This decline is mainly due to the advancement of our collaboration agreement with Monsanto, from gene discovery to pre-development efforts, resulting in reduction of activity scope. Looking forward, we expect this revenue trend to continue.

During the full year of 2017 we saw a negative impact on our expenses due to the depreciation of the USD in comparison to the Israeli Shekel. Our expenses, mostly salaries, are denominated in Israeli Shekels while our reporting currency is USD.

Cost of revenues mainly consist of collaboration related R&D expenses. Cost of revenues for the full year of 2017 were $2.8 million in comparison to $5.6 million in the full year of 2016. Cost of revenues for the fourth quarter of 2017 were $0.6 million, in comparison to $1.1 million in the fourth quarter of 2016. The decrease related primarily to the decrease in revenues from R&D cost reimbursement for such periods.

R&D expenses for the full year of 2017 were $17.0 million in comparison to $16.4 million in the full year of 2016. R&D expenses for the fourth quarter of 2017 remained stable at $4.7 million in comparison to in the fourth quarter in 2016.

Operating loss for the full year of 2017 was $21.9 million, in comparison to an operating loss of $21.1 million for the full year of 2016. Operating loss for the fourth quarter of 2017 was $6.0 million in comparison to $6.2 million in the fourth quarter in 2016. The increase in operating loss for the full year was mainly due to the decrease in revenues and an increase in R&D expenses.

The net financing income for the full year of 2017 was $1.1 million in comparison to $1.5 million in the corresponding period. This decrease is due to relatively high capital gains derived mainly from the company's marketable securities in the first half of 2016.

Net loss for the full year of 2017 was $20.8 million in comparison to $19.6 million in the full year of 2016. The increase in the net loss was primarily due to the decrease in revenues, an increase in R&D expenses and the decrease in net financing income.

Net loss for the fourth quarter of 2017 was $6.2 million compared to the net loss of $6.6 million in the comparable quarter in 2016, the decrease in loss was due to a decrease in expenses and a decrease in net financing expenses.

Conference Call & Webcast Details:

Evogene management will host a conference call to discuss the results at 09:00 AM Eastern time, 16:00 Israel time. To access the conference call, please dial 1-888-668-9141 toll free from the United States, or +972-3-918-0610 internationally. Access to the call will also be available via live webcast through the Company’s website at www.evogene.com.

A replay of the conference call will be available approximately three hours following the completion of the call. To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible through February 28, 2018, and an archive of the webcast will be available on the Company’s website through March 9, 2018.

About Evogene Ltd.:
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique predictive biology platform incorporating deep scientific understandings and advanced computational technologies. This platform is utilized by the Company to discover and develop innovative ag-chemical, ag-biological and ag-seed products (GM and non GM), and by two subsidiaries; Evofuel, focused on castor seeds, and Biomica, focused on human microbiome therapeutics. Through its collaborations with world-leading agricultural companies such as BASF, Bayer, DuPont, Monsanto and Syngenta, Evogene has licensed genes, small molecules and microbes to partners under milestone and royalty bearing agreements. For more information, please visit www.evogene.com

Forward Looking Statements:
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Nir Zalik
IR/PR Manager
E: IR@evogene.com
T: (+972)-8-931-1963

US Investor Relations
Vivian Cervantes
PCG Advisory
E: vivian@pcgadvisory.com
T: 646-863-6274

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	December 31,
	2017	2016
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$3,435	$3,236
Restricted cash	47	47
Marketable securities	59,940	71,738
Short-term bank deposits	8,380	13,137
Trade receivables	132	169
Other receivables	857	1,163

	72,791	89,490
LONG-TERM ASSETS:
Long-term deposits	19	13
Property, plant and equipment, net	4,792	6,483

	4,811	6,496

	$77,602	$95,986
CURRENT LIABILITIES:
Trade payables	$1,110	$1,330
Other payables	2,934	2,803
Liabilities in respect of government grants	104	125
Deferred revenues and other advances	516	967

	4,664	5,225
LONG-TERM LIABILITIES:
Liabilities in respect of government grants	3,438	3,303
Deferred revenues and other advances	89	138
Severance pay liability, net	33	31

	3,560	3,472
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,750,547 and 25,480,809 shares at December 31, 2017 and 2016, respectively	142	141
Share premium and other capital reserve	186,268	183,342
Accumulated deficit	(117,032)	(96,194)

	69,378	87,289

	$77,602	$95,986

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
	Unaudited	Audited	Unaudited

Revenues	$3,381	$6,540	$734	$1,180
Cost of revenues	2,845	5,639	634	1,131

Gross profit	536	901	100	49

Operating expenses:

Research and development, net	16,987	16,405	4,668	4,735
Business development	1,686	1,696	422	471
General and administrative	3,810	3,889	1,029	995

Total operating expenses	22,483	21,990	6,119	6,201

Operating loss	(21,947)	(21,089)	(6,019)	(6,152)

Financing income	2,125	2,424	356	138
Financing expenses	(1,005)	(891)	(561)	(614)

Loss before taxes on income	(20,827)	(19,556)	(6,224)	(6,628)
Taxes on income	11	36	-	15

Net loss	$(20,838)	$(19,592)	$(6,224)	$(6,643)

Basic and diluted loss per share	$(0.81)	$(0.77)	$(0.24)	$(0.26)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
	Unaudited	Audited	Unaudited
Cash flows from operating activities

Net loss	$(20,838)	$(19,592)	$(6,224)	$(6,643)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	2,145	2,279	521	516
Share-based compensation	2,244	2,943	596	607
Net financing expense (income)	(1,454)	(1,688)	125	480
Loss from sale of property, plant and equipment	-	39	-	22
Taxes on income	11	36	-	15

	2,946	3,609	1,242	1,640

Changes in asset and liability items:

Decrease (increase) in trade receivables	37	2,506	836	(69)
Decrease (increase) in other receivables	221	(100)	44	567
Decrease (increase) in long-term deposits	(6)	9	(4)	1
Increase (decrease) in trade payables	(86)	(215)	295	144
Increase (decrease) in other payables	136	(303)	258	112
Increase in severance pay liability, net	2	5	1	1
Decrease in deferred revenues and other advances	(500)	(81)	(505)	(503)
Increase in liabilities in respect of government grants	-	115	-	-

	(196)	1,936	925	253

Cash received (paid) during the period for:

Interest received	2,173	2,360	491	522
Taxes paid	(14)	(6)	-	(4)

Net cash used in operating activities	(15,929)	(11,693)	(3,566)	(4,232)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
	Unaudited	Audited	Unaudited
Cash flows from investing activities

Purchase of property, plant and equipment	$(590)	$(808)	$(148)	$(97)
Proceeds from sale of marketable securities	22,737	23,926	8,925	6,734
Purchase of marketable securities	(11,659)	(24,561)	(5,451)	(6,985)
Proceeds from bank deposits, net	4,757	5,466	1,137	1,921
Proceeds from sale of property, plant and equipment	-	5	-	5

Net cash provided by investing activities	15,245	4,028	4,463	1,578

Cash Flows from Financing Activities

Proceeds from exercise of options	683	186	1	43
Proceeds from government grants	339	802	73	398
Repayment of government grants	(208)	(333)	-	-

Net cash provided by financing activities	814	655	74	441

Exchange rate differences - cash and cash equivalent balances	69	25	7	10

Increase (decrease) in cash and cash equivalents	199	(6,985)	978	(2,203)

Cash and cash equivalents, beginning of the period	3,236	10,221	2,457	5,439

Cash and cash equivalents, end of the period	$3,435	$3,236	$3,435	$3,236

Significant non-cash transactions

Acquisition of property, plant and equipment	$39	$150	$39	$150